November 15, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-29-11

QUATERRA ANNOUNCES DRILL AND TRENCHING RESULTS FROM PARTNER
GRANDE PORTAGE AT HERBERT GLACIER, ALASKA

VANCOUVER, B.C.—Quaterra Resources Inc. today announced additional drill and trenching results from the 2011 exploration program by Grande Portage Resources Ltd., its partner and operator at the Herbert Glacier gold project located near Juneau, Alaska.

Drill hole 11F-3 (39.97 meters to 43.49 meters) from the F platform on the Deep Trench vein intercepted a brecciated quartz vein which assayed a weighted average of 11.53 g/t of gold over 3.52 meters. Significant values were also seen in all of the holes drilled from the G platform on the Deep Trench vein. Highlights include: drill hole 11G-2 (130.50 meters to 135.10 meters) which had an intercept 4.18 g/t gold over 4.6 metres and drill hole 11G-4 (98.79 meters to 100.15 meters) which assayed 9.26 g/t gold over 1.36 metres. Grande Portage also reports good assays from drill hole 11I-7 on the Main vein. Strong values were also encountered in the trench samples taken from the Deep Trench vein near the E platform. See the table below for more details.

Additional drill results from the Deep Trench vein, including those from drill hole 11G-8, and the first two holes from the F platform, are pending and are expected over the next few weeks. Grande Portage will announce further assays once received from the laboratory.

Drill Hole
Samples
Hole	From	To	Intrvl.	True	Au, scr.	Au,	Ag
Name	(m)	(m)	(m)	Thk.(m)	g/t	oz/ton	g/t
11I-7	180.08	181.12	1.04	0.42	3.23	0.094	64.0
11I-7	181.12	181.84	0.72	0.29	6.04	0.176	13.3
11I-7	190.10	190.60	0.50	0.20	3.26	0.095	11.0
11G-1	151.90	152.49	0.59	0.24	6.73	0.197	<0.5
11G-1	209.54	210.59	1.05	0.42	3.74	0.109	0.8
11G-1	210.59	211.41	0.82	0.33	4.11	0.120	0.6
11G-1	228.53	229.47	0.94	0.38	4.00	0.117	0.6
11G-1	246.99	247.32	0.33	0.13	5.28	0.154	i.s.
11G-2	123.39	124.37	0.98	0.62	3.70	0.108	0.5
11G-2	130.50	131.53	1.03	0.65	5.47	0.160	1.6
11G-2	131.53	132.72	1.19	0.75	6.35	0.185	1.2
11G-2	132.72	133.82	1.10	0.69	2.58	0.075	<0.5
11G-2	133.82	135.10	1.28	0.81	2.49	0.073	<0.5
11G-3	97.23	98.13	0.90	0.32	4.54	0.133	1.4

11G-4	98.79	99.52	0.73	0.58	0.63	0.018	0.7
11G-4	99.52	100.15	0.63	0.50	19.25	0.562	9.2
11G-5	133.22	133.87	0.65	0.33	8.16	0.238	1.4
11G-5	133.87	135.03	1.16	0.59	1.34	0.039	0.7
11G-5	142.42	143.56	1.14	0.58	1.45	0.042	1.9
11G-5	143.56	145.19	1.63	0.83	4.14	0.121	1.5
11G-5	145.19	146.63	1.44	0.73	1.94	0.057	0.5
11G-5	146.63	147.68	1.05	0.54	7.90	0.231	2.0
11G-5	147.68	148.22	0.54	0.28	2.01	0.059	<0.5
11G-6	181.54	182.88	1.34	0.56	2.27	0.066	14.1
11G-6	182.88	183.99	1.11	0.47	2.92	0.085	1.0
11G-7	142.92	143.38	0.46	0.24	2.81	0.082	7.8
11G-7	143.38	144.40	1.02	0.54	4.67	0.136	1.1
11F-3	39.97	40.23	0.26	?	4.03	0.118	1.2
11F-3	40.23	41.45	1.22	?	15.25	0.445	4.0
11F-3	41.45	42.36	0.91	?	16.50	0.482	2.8
11F-3	42.36	43.49	1.13	?	5.25	0.153	0.7

Trench Samples
Area	From	To	Intrvl.	Au, scr.	Au,	Ag	W
Name	(m)	(m)	(m)	g/t	oz/ton	g/t	ppm
Trench A	0.00	1.00	1.00	7.22	0.211	<0.5	20
Trench A	1.00	2.00	1.00	<0.05	0.001	<0.5	10
Trench A	2.00	3.00	1.00	0.06	0.002	<0.5	10
Trench A	3.00	4.00	1.00	<0.05	0.001	<0.5	10
Trench A	4.00	4.50	0.50	1.76	0.051	<0.5	40
Trench A	4.50	4.83	0.33	32.10	0.937	8.9	410
Trench A	4.83	5.28	0.45	1.39	0.041	<0.5	40
Trench A	5.28	5.73	0.45	40.10	1.171	25.5	20
Trench A	5.73	6.13	0.40	14.25	0.416	5.2	6020
Trench B	0.00	1.00	1.00	5.18	0.151	7.6	50
Trench B	1.00	1.80	0.80	2.66	0.078	2.1	20
Trench B	1.80	2.63	0.83	2.48	0.072	1.1	40
Trench B	2.63	3.58	0.95	2.72	0.079	3.5	50
Trench B	3.58	4.10	0.52	6.61	0.193	3.7	20
Trench B	4.10	4.50	0.40	0.20	0.006	1.2	10
Trench C	0.00	1.00	1.00	<0.05	0.001	0.9	30
Trench C	1.00	1.90	0.90	0.06	0.002	1.0	30
Trench C	1.90	2.60	0.70	0.72	0.021	2.0	40
Trench C	2.60	3.25	0.65	0.85	0.025	3.4	40
Trench C	3.25	3.70	0.45	0.29	0.008	0.9	10
Trench C	3.70	4.58	0.88	1.28	0.037	1.8	30
Trench D	0.00	0.67	0.67	2.60	0.076	3.3	90
Trench D	0.67	1.43	0.76	1.75	0.051	1.6	30
Trench D	1.43	2.19	0.76	5.40	0.158	2.6	200
Trench D	2.19	3.28	1.09	<0.05	0.001	0.8	20
Trench D	3.28	4.51	1.23	0.25	0.007	1.2	30

Geologists Carl Hale and consultant Charles Hawley completed the 2011 fieldwork with identification of numerous deep targets to be drilled in the 2012 season in addition to a series of shallow closely spaced holes to be drilled with a smaller more portable rig. Also, baseline water sampling studies and the NI43-101 technical report are underway. The 2012 drill program will be planned and submitted for permitting during this quarter.

All 2011 drill holes were assayed by fire assay, using the metallic screening for coarse gold detection by ALS Minerals in Vancouver, B.C. Common and characteristic elements such As, Ag, Pb, and W are being assayed by ICP methods. All samples are under direct control of Grande Portage Resources Ltd. prior to their delivery to Alaska Air Cargo for shipment to the ALS prep lab in Fairbanks, AK.

Quaterra and Grande Portage formed a 35%65% joint venture for the further exploration and development of the property with each party bearing their proportionate costs.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C. C. Hawley, Ph.D., CPG of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

A schematic for the Herbert Glacier 2011 drill program is available on the Quaterra website. It outlines the locations of the 2011 drill platforms in relation to the parallel mesothermal veins which make up the Herbert Glacier project.

The Herbert Glacier prospect is in the historic Juneau Gold Belt, formerly a world-class district with producers such the AJ and Treadwell mines and literally dozens of smaller gold mines and prospects. Overall gold production from the district is more than seven million ounces. In 2010, the district was reactivated by the reopening of Couer Alaska’s Kensington gold mine located 40 kilometers north of the Herbert Glacier property. In addition, Hecla Mining Company’s polymetallic Greens Creek Mine, a massive sulfide deposit containing silver, gold and zinc, is located in a parallel trend 20 kilometers to the west.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.